Exhibit 99.5

Fortuna reports consolidated financial results for the third quarter 2016

(All amounts expressed in US dollars, unless otherwise stated)

Vancouver, November 7, 2016— Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) today reported revenue of $65.2 million, net cash provided by operating activities of $28.5 million, and net income of $11.8 million in the third quarter of 2016.

Jorge A. Ganoza, President and CEO, commented, “Our strong results for the reporting period reflect the positive impact of our first quarter at the expanded processing capacity of 3,000 tpd at the San Jose Mine, higher silver and gold prices, and excellent cost execution at both operations. Our business generated a robust cash flow from operations of $28.5 million.” Mr. Ganoza continued, “At our newly acquired Lindero Gold Project in Argentina, we continue advancing with the optimization of the process design which we plan to conclude in the second quarter of 2017.”

Third quarter consolidated financial highlights:

•	Sales of $65.2 million, compared to $39.0 million in Q3 2015

•	Net income of $11.8 million and earnings per share of $0.09, compared to $2.6 million and $0.02, respectively, in Q3 2015

•	Adjusted net income of $10.0 million, compared to $2.7 million in Q3 2015

•	Net cash provided by operating activities of $28.5 million, compared to $17.9 million in Q3 2015

•	Cash flow from operations before changes in non-cash working capital of $26.1 million, compared to $9.4 million in Q3 2015

•	Cash position, including short term investments and working capital, at September 30, 2016 was $103.2 million

•	Silver and gold production of 2,089,506 and 14,111 ounces, respectively

•	AISC* per ounce of payable silver of $7.56

*	All-in sustaining cash cost is net of by-product credits for gold, lead and zinc

Third quarter consolidated financial results

Key Figures	3Q 2016	3Q 2015	% Change	2Q 2016	% Change
Operating Information
Realized Silver price ($/oz)	19.49	14.88	31%	16.81	16%
Realized Gold price ($/oz)	1,327	1,122	18%	1,263	5%
Silver sold (oz)	2,070,913	1,737,928	19%	1,529,645	35%
Gold sold (oz)	13,739	10,998	25%	9,174	50%
All-in sustaining cash cost (US$/oz Ag)	7.6	13.8	-45%	9.9	-23%
(net of by-product credits from gold, lead and zinc)

Financial Information (Expressed in $ millions except per earnings per share)
Sales	65.2	39.0	67%	44.5	47%
Mine Operating Earnings	28.4	10.3	176%	15.9	79%
Net income (loss)	11.8	2.6	354%	(1.4)	—
Basic earnings (loss) per share	0.09	0.02	350%	(0.01)	—
Adjusted net income (loss)	10.0	2.7	270%	(1.5)	—
ADJUSTED EBITDA	33.3	11.5	190%	18.6	79%
Cash provided by (used for) operating activities	28.5	17.9	59%	(1.3)	—
Cash provided by (used for) operating activities before changes in working capital	26.1	9.4	178%	12.7	106%
Capex	(11.3)	(17.2)	-34%	(6.2)	82%
Free Cash Flow*	17.2	0.7	—	(7.5)	—
Cash and cash equivalents, end of period	103.2	109.9	-6%	89.2	16%

*	Free Cash Flow is Cash provided by operating activities less additions to mineral properties and plant and equipment, and net deposits to contractors and suppliers

Net income amounted to $11.8 million (Q3 2015: $2.6 million income), resulting in basic earnings per share of $0.09 (Q3 2015: $0.02). Compared to Q3 2015, results were impacted by sales of $65.2 million resulting mostly from higher silver and gold sold related to the processing plant expansion to 3,000 tpd at the San Jose Mine as well as 31% and 18% higher realized prices for silver and gold respectively.

Sales were $65.2 million, 67% increase year over year (Q3 2015: $39.0 million). Silver and gold ounces sold increased 19% and 25%, respectively, while realized prices, per ounce, on provisional sales for silver and gold were $19.49 and $1,327, compared to $14.89 and $1,122, respectively, in Q3 2015.

Mine operating earnings was $28.4 million, 176% increase year over year (Q3 2015: $10.3 million), while the gross margin (mine operating earnings over sales) was 44% (Q3 2015: 26%). Gross margin improved as a result of higher realized metal prices and lower unit costs at both operations.

Adjusted EBITDA was $33.3 million, 190% increase year over year driven by increases at Caylloma and San Jose of 393% and 122% respectively.

Cash flow from operations, before changes in working capital (refer to non-GAAP financial measures) increased 178% to $26.1 million (Q3 2015: $9.4 million) from the same period in the prior year, as a result of stronger operating results and timing differences in the payment of income taxes.

Consolidated Operating Results

	QUARTERLY RESULTS
	Three months ended September 30
	2016			2015
Consolidated Metal Production	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated
Silver (oz)	308,680	1,780,825	2,089,506	392,410	1,342,432	1,734,842
Gold (oz)	160	13,951	14,111	272	10,691	10,963
Lead (000’s lbs)	7,452	—	7,452	6,357	—	6,357
Zinc (000’s lbs)	10,606	—	10,606	10,122	—	10,122
Production cash cost (US$/oz Ag)*	(8.49)	0.73	(0.61)	7.31	2.51	3.58
All-in sustaining cash cost (US$/oz Ag)*	3.27	6.94	7.56	15.33	11.83	13.79

*	Net of by-product credits from gold, lead and zinc

	YEAR TO DATE RESULTS
	Nine months ended September 30
	2016			2015
Consolidated Metal Production	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated
Silver (oz)	963,994	4,296,125	5,260,119	1,371,922	3,667,398	5,039,320
Gold (oz)	381	32,358	32,739	970	28,763	29,734
Lead (000’s lbs)	25,383	—	25,383	15,474	—	15,474
Zinc (000’s lbs)	32,198	—	32,198	26,230	—	26,230
Production cash cost (US$/oz Ag)*	(4.41)	1.74	0.63	6.61	2.83	3.85
All-in sustaining cash cost (US$/oz Ag)*	5.14	7.95	8.84	12.87	11.51	13.37

*	Net of by-product credits from gold, lead and zinc

The Company produced 2.1 million and 14,111 ounces of silver and gold, respectively, and significant base metal by-products lead and zinc. Higher silver and gold production in the quarter of 20% and 29%, respectively, compared to Q3 2015, is explained by the processing plant expansion to 3,000 tpd at the San Jose Mine. Silver and gold production for the first nine months was 5.3 million and 32,739 ounces, respectively; being 5% and 9% above the Company’s nine month projection. Fortuna’s consolidated annual guidance for 2016 is 7.0 million ounces of silver and 42.8 thousand ounces of gold or 9.6 million Ag Eq* (see Fortuna news release dated January 14, 2016).

All-in sustaining cash cost per ounce of payable silver, net of by-product credits, was $7.56 (Q3 2015: $13.79), compared to 2016 annual guidance: $11.10. Refer to non-GAAP financial measures.

*	Ag Eq calculated using silver to gold ratio of 60:1

San Jose Mine, Mexico

	QUARTERLY RESULTS		YEAR TO DATE RESULTS
San Jose	Three months ended September 30		Nine months ended September 30
Mine Production	2016	2015	2016	2015
Tonnes milled	268,242	183,068	632,432	544,716
Average tonnes milled per day	3,056	2,053	2,425	2,072

Silver
Grade (g/t)	224	247	229	230
Recovery (%)	92	92	92	91
Production (oz)	1,780,825	1,342,432	4,296,125	3,667,398

Gold
Grade (g/t)	1.76	1.97	1.73	1.81
Recovery (%)	92	92	92	91
Production (oz)	13,951	10,691	32,358	28,763

Unit Costs
Production cash cost (US$/oz Ag)*	0.73	2.51	1.74	2.83
Production cash cost (US$/tonne)	54.83	61.96	57.69	59.90
Unit Net Smelter Return (US$/tonne)	175.61	149.20	160.73	144.25
All-in sustaining cash cost (US$/oz Ag)*	6.94	11.83	7.95	11.51

*	Net of by-product credits from gold

Silver production increased 33% to 1,780,825 ounces, and gold production increased 30% to 13,951 ounces year over year. Throughput increased 49% and head grades were 9% and 11% lower for silver and gold, respectively.

Cash cost per tonne of processed ore was $54.83, or 12% below year over year mostly as a result of a 50% expansion in mill throughput capacity to 3,000 tpd. All-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $6.94 (refer to non-GAAP financial measures), and below 2016 annual guidance of $9.10 as a result of higher by-product credits and lower execution of sustaining capital expenditures.

Caylloma Mine, Peru

	QUARTERLY RESULTS		YEAR TO DATE RESULTS
Caylloma	Three months ended September 30		Nine months ended September 30
Mine Production	2016	2015	2016	2015
Tonnes milled	132,558	118,086	379,707	348,511
Average tonnes milled per day	1,473	1,312	1,417	1,305

Silver
Grade (g/t)	87	127	93	147
Recovery (%)	83	81	85	83
Production (oz)	308,680	392,410	963,994	1,371,922

Gold
Grade (g/t)	0.20	0.26	0.19	0.27
Recovery (%)	19	28	16	32
Production (oz)	160	272	381	970

Lead
Grade (%)	2.71	2.59	3.22	2.16
Recovery (%)	94	94	94	93
Production (000’s lbs)	7,452	6,357	25,383	15,474

Zinc
Grade (%)	4.09	4.27	4.32	3.75
Recovery (%)	89	91	89	91
Production (000’s lbs)	10,606	10,122	32,198	26,230

Unit Costs
Production cash cost (US$/oz Ag)*	(8.49)	7.31	(4.41)	6.61
Production cash cost (US$/tonne)	71.83	88.74	72.16	87.12
Unit Net Smelter Return (US$/tonne)	134.17	112.26	123.59	122.44
All-in sustaining cash cost (US$/oz Ag)*	3.27	15.33	5.14	12.87

*	Net of by-product credits from gold, lead and zinc

Silver production was 0.31 million ounces compared with 0.39 million ounces in Q3 2015. Zinc and lead production were 5% and 17% higher, respectively, year over year mainly as a result of higher mill throughput of 12%.

Cash cost per tonne of processed ore was $71.83, a decrease of 19% year over year driven by lower mining costs related to the cessation of mining narrow veins and lower indirect costs related to headcount. Additionally, lower mining costs are further explained by lower execution in mine preparation and related costs, for which we expect there to be a partial catch-up in the fourth quarter. All-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $3.27; below annual guidance of $12.50 as a result of lower execution of sustaining capital expenditures and lower cash cost per tonne (refer to non-GAAP financial measures).

The financial statements and MD&A are available on SEDAR and have also been posted on the Company’s website at http://www.fortunasilver.com/s/financial_reports.asp.

Conference call to review third quarter financial and operations results

Date: Tuesday, November 8, 2016

Time: 9:00 a.m. Pacific | 12:00 p.m. Eastern

Dial in number (Toll Free): +1.866.932.0173

Dial in number (International): +1.785.424.1630

Replay number (Toll Free): +1.877.481.4010

Replay number (International): +1.919.882.2331

Replay Passcode: 10104

Playback of the conference call will be available until November 22, 2016 at 11:59 p.m. Eastern. Playback of the webcast will be available until February 8, 2017. In addition, a transcript of the call will be archived in the company’s website: http://www.fortunasilver.com/s/financial_reports.asp.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, precious and base metals producer focused on mining opportunities in Latin America. Our primary assets are the Caylloma silver Mine in southern Peru, the San Jose silver-gold Mine in Mexico and the Lindero gold Project in Argentina. The company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas. For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca- T (Peru): +51.1.616.6060, ext. 0

Forward looking Statements

This news release contains forward looking statements which constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release include, without limitation, statements about the Company’s plans for its mines and mineral properties; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; the future financial or operating performance of the Company; and proposed expenditures. Often, but not always, these Forward looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; changes in prices for silver and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company’s Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding the Company’s plans for its mines and mineral properties; mine production costs; expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.

This news release also refers to non-GAAP financial measures, such as cash cost per tonne of processed ore; cash cost per payable ounce of silver; total production cost per tonne; all-in sustaining cash cost; all-in cash cost; adjusted net (loss) income; operating cash flow per share before changes in working capital, income taxes, and interest income; and adjusted EBITDA. These measures do not have a standardized meaning or method of calculation, even though the descriptions of such measures may be similar. These performance measures have no meaning under International Financial Reporting Standards (IFRS) and therefore, amounts presented may not be comparable to similar data presented by other mining companies.